UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 27, 2015, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, informing that it will convene an Ordinary Shareholders Meeting on April 24, 2015.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: March 30, 2015

Exhibit A

[English Translation]

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.

Securities Registry Inscription No. 743

Santiago, March 27, 2015

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendency of Securities and Insurance

Avenida Libertador Bernardo O’Higgins N°1449

Present

Re: Notice of Ordinary Shareholders Meeting

For your consideration:

By means of this letter, we inform you of the following:

A. The Board of Directors of Cencosud S.A. (the “Company”), during a meeting that took place on March 27, 2015, decided to call an Ordinary Shareholders Meeting (the “Shareholders Meeting”) to be held on April 24, 2015, at 9:00 A.M. in the Conference Room of Cinemark Theatres Alto Las Condes, located at 9001 Kennedy Ave., Locality No. 3092, in the Las Condes neighborhood of Santiago, Chile.

B. The Agenda of the Ordinary Shareholders’ Meeting will be as follows:

(a)	Analysis of the situation of the Company and the external auditors reports, and approval of the annual report, the balance sheet and financial statements of the Company for the year ended December 31, 2014, and the report of the external auditors for the same period;

(b)	Distribution of earnings for fiscal year 2014 and dividends distribution, the Board having proposed a payment of Ch$20.59906 per share, which includes the interim dividend of Ch$8.00 per share paid in December 2014, and that payment is made starting May 13, 2015;

(c)	Presenting the dividend policy of the Company;

(d)	Determination of the remuneration of the Board members;

(d)	Determination of the remuneration of the members of the Board Committee and determination of its budget for operating expenses and their advisers;

(e)	Information on the expenses of the Board and the Board Committee;

(f)	Appointment of the external auditors for 2015;

(g)	Appointment of rating agencies for 2015;

(h)	Presenting the matters reviewed by the Board Committee and the resolutions adopted by the Board to approve transactions with related parties;

(i)	Provide an account of the objections of members of the Board of Directors, which were reflected in the minutes of Board meetings;

(i)	Report on the activities of the Board of Directors of the Company, its annual management report and the proposals that were not accepted by the Board;

(j)	Appointment of newspaper for corporate publications; and

(k)	In general, discussion of other matters of corporate interest that do not merit an extraordinary shareholders meeting.

JAIME SOLER BOTTINELLI

Chief Executive Officer

Cencosud S.A.

cc:	Bolsa de Comercio de Santiago

Bolsa de Valores de Chile

Bolsa de Valores de Valparaíso

Representatives of the Bondholders

Securities and Exchange Commission (SEC)